Exhibit 99.1

For Immediate Release

SUPERCOM LTD. ANNOUNCES CLOSING OF PUBLIC OFFERING OF
ORDINARY SHARES

Herzliya, Israel, – December 24, 2013 – SuperCom Ltd. (the “Company”) (NASDAQ: SPCB), a leading provider of e-ID, Security, HealthCare, Homecare, and Electronic Monitoring Solutions, today announced the closing of a previously announced underwritten public offering of 3,450,000 ordinary shares, including the fully exercised over-allotment option by the underwriters covering 450,000 ordinary shares, offered at a price to the public of $4.00 per share. The gross proceeds to the Company were $13,800,000, before deducting underwriting discounts and commissions and other offering expenses payable by the Company.

Aegis Capital Corp. acted as the sole book-running manager of the offering.

Feltl and Company acted as a co-manager of the offering.

A registration statement on Form F-1 relating to the shares was filed with the U.S. Securities and Exchange Commission (the "SEC") and was declared effective on December 18, 2013.  A final prospectus relating to the offering has been filed with the SEC and is available on the SEC’s web site at http://www.sec.gov.  Copies of the final prospectus relating to the offering may be obtained from the offices of Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY, 10019, telephone: 212-813-1010 or email: prospectus@aegiscap.com, or from the above-mentioned SEC web site.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

About SuperCom
Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.  SuperCom’s website is http://www.supercom.com.

SuperCom Company Contact:
Ordan Trabelsi, VP US Operations
Tel: 1 212 675 4606
ordan@supercom.com

Supercom Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Supercom Media Relations Contact: Matthew Krieger GK Public Relations Tel: 1 914 768 4219 matthew@gkipr.com